Filed by:        Quest
                                                        Diagnostics Incorporated

                       This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.

                                          Subject Company:    Unilab Corporation
                                          Commission File No.:    00-11839



FORWARD-LOOKING STATEMENTS:
This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K, and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:
On May 15, 2002, Quest Diagnostics filed a Registration Statement on Form S-4, as amended, and a Schedule TO, as amended, and Unilab filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the Securities and Exchange Commission in connection with the transaction. A Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9, and related exchange offer materials, including a letter of election and transmittal, have been mailed to stockholders of Unilab. In addition, Quest Diagnostics has previously filed a Statement on Schedule 13D, as amended, relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics by directing a request to Quest Diagnostics Incorporated at One Malcolm Avenue, Teterboro, New Jersey, 07608, or from Unilab by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, California, 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

                                      # # #


                  Quest Diagnostics Incorporated
                  One Malcolm Avenue
                  Teterboro, New Jersey 07608


[Logo]                                               News From Quest Diagnostics
                                                     ---------------------------
Contacts:

Quest Diagnostics
Laure Park (Investors): 201-393-5030
Gary Samuels (Media): 201-393-5700

Unilab
Brian Urban: 818-758-6611


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                   QUEST DIAGNOSTICS AND UNILAB IN DISCUSSIONS
                       TO AMEND TERMS OF MERGER AGREEMENT
           --Companies in Divestiture Discussions with a Third Party--

TETERBORO, N.J., and TARZANA, Calif., DECEMBER 2, 2002 - Quest Diagnostics Incorporated (NYSE: DGX) and Unilab Corporation (NASD: ULAB) announced that they are in discussions to amend the terms of their previously announced transaction in conjunction with discussions with a third party to sell certain assets in Northern California to address concerns of the Federal Trade Commission regarding the transaction.

The proposed changes would include reducing the value of the overall transaction by approximately $60 million, based on the closing price of Quest Diagnostics common stock on November 29, 2002. This would result in Unilab shareholders having the right to elect either 0.3424 shares of Quest Diagnostics common stock or $19.10 in cash. Quest Diagnostics would not issue more than the 8.5 million shares or pay more than the $297 million in cash currently contemplated by the existing Merger Agreement. Based on these amounts, up to but not more than approximately 42% of the outstanding Unilab shares may be exchanged for cash and up to but not more than approximately 66% of the outstanding Unilab shares can be converted into Quest Diagnostics shares. Under terms of the existing Merger Agreement, Unilab shareholders would have received a blended value of $20.67 per share based on the closing price of Quest Diagnostics common stock on November 29.

Currently, the Merger Agreement between Quest Diagnostics and Unilab can be terminated by either party at any time after November 30, if the Cash Election Exchange Offer has not been completed on or before that date. The proposed changes would also include extending the termination date of the Merger Agreement until January 31, 2003. The Cash Election Exchange Offer is currently scheduled to expire at midnight on Thursday, December 5, 2002, unless extended.

The companies now expect the transaction to be completed within 30 to 60 days.

Quest Diagnostics and Unilab are strongly committed to completing the transaction. They continue to be involved in active discussions, which include settlement discussions, with the Federal Trade Commission. Quest Diagnostics and Unilab continue to believe that the transaction is not anti-competitive. Any agreements reached regarding the potential divestiture are subject to FTC approval.

In addition, the proposed changes are subject to the approval of the Boards of Directors of the respective companies at meetings anticipated to be held later this week. If approved by the Boards, additional details, including the terms of the proposed divestiture, are expected to be announced promptly thereafter; the changes will be described in the parties' respective SEC filings and distributed to Unilab stockholders.

Merrill Lynch is the Dealer Manager for the exchange offer and may be contacted toll free at 866-276-1462.

About Unilab
Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 400 patient service centers and rapid response laboratories located throughout the state. Additional information is available on the Company's website at: www.unilab.com.

About Quest Diagnostics
Quest Diagnostics Incorporated is the nation's leading provider of diagnostic testing, information and services, providing insights that enable physicians, hospitals, managed care organizations and other healthcare professionals to make decisions to improve health. The company offers the broadest access to diagnostic laboratory services through its national network of laboratories and patient service centers. Quest Diagnostics is the leading provider of esoteric testing, including gene-based medical testing, and empowers healthcare organizations and clinicians with state-of-the-art connectivity solutions that improve practice management. Additional company information can be found on the Internet at: www.questdiagnostics.com.

FORWARD-LOOKING STATEMENTS:
This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K, and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:

On May 15, 2002, Quest Diagnostics filed a Registration Statement on Form S-4, as amended, and a Schedule TO, as amended, and Unilab filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the Securities and Exchange Commission in connection with the transaction. A Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9, and related exchange offer materials, including a letter of election and transmittal, has been mailed to stockholders of Unilab. In addition, Quest Diagnostics has previously filed a Statement on Schedule 13D, as amended, relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics by directing a request to Quest Diagnostics Incorporated at One Malcolm Avenue, Teterboro, New Jersey, 07608, or from Unilab by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, California, 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

                                      # # #